Exhibit 23.2

Consent of Independent Auditors

We consent to the incorporation by reference in the Prospectus constituting a part of this Registration Statement on Form S-3 of Castle Biosciences, Inc. of our report dated May 26, 2021, except for Note 1, for which the date is November 10, 2021, with respect to the consolidated balance sheet of Cernostics, Inc. as of December 31, 2020, the related consolidated statements of operations, redeemable convertible preferred stock and stockholders’ deficit, and consolidated cash flows for the year then ended, and the related notes to the consolidated financial statements, appearing in the Form 8-K/A of Castle Biosciences, Inc. filed on January 14, 2022. We also consent to the reference to us under the heading “Experts” in such Registration Statement.

/s/ Grossman Yanak & Ford LLP

Pittsburgh, Pennsylvania
January 14, 2022